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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

AUG 28 2017

Washington DC

| SEC FILE NUMBER |
|---|
| 8-18284 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2016 (MM/DD/YY) AND ENDING 06/30/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIAMANT INVESTMENT CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 Mason Streeet
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert Diamant 203-661-6410
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets

AUG 28 2017

RECEIVED

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

PUBLIC FILING

## OATH OR AFFIRMATION

I, Herbert Diamant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diamant Investment Corporation, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public
My Commission Expires 9-30-2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# DIAMANT INVESTMENT CORPORATION

## FINANCIAL STATEMENTS
## AND
## INDEPENDENT AUDITORS' REPORT

## JUNE 30, 2017

# DIAMANT INVESTMENT CORPORATION

## CONTENTS

BERKOWER LLC

Certified Public Accountants and Advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Diamant Investment Corporation

We have audited the accompanying statement of financial condition of Diamant Investment Corporation as of June 30, 2017. This financial statement is the responsibility of Diamant Investment Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Diamant Investment Corporation as of June 30, 2017, in conformity with accounting principles generally accepted in the United States.

Berkower LLC

Berkower LLC

Iselin, New Jersey
August 25, 2017

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM
New Jersey • California • Cayman Islands


IAPA

# DIAMANT INVESTMENT CORPORATION

## STATEMENT OF FINANCIAL CONDITION

| | June 30, 2017 |
|---|---|
| **ASSETS** | |
| Cash | $ 349,203 |
| Cash segregated under federal regulations | 20,000 |
| Due from clearing organization | 75,000 |
| Securities owned at fair value | 731,646 |
| Property and equipment, net | 70,983 |
| Secured demand notes | 400,000 |
| Other assets | 18,645 |
| Total assets | $ 1,665,477 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| Liabilities | |
| Customer payable - securities account | $ 52,666 |
| Due to Affiliates | 174,038 |
| Loan payable | 20,000 |
| Accrued expenses and other liabilities | 32,673 |
| Subordinated borrowings | 400,000 |
| Total liabilities | 679,377 |
| Stockholders' equity | |
| Common stock - no par value, 100 shares authorized, issued and outstanding | 85,000 |
| Additional paid-in capital | 76,326 |
| Retained earnings | 824,774 |
| Total stockholders' equity | 986,100 |
| Total liabilities and stockholders' equity | $ 1,665,477 |

See accompanying notes to financial statements.

## 1. Nature of Operations and Summary of Significant Accounting Policies

*Nature of Business*

Diamant Investment Corporation, (the "Company") was incorporated on November 18, 1974 in the State of Connecticut. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Depository Trust Company, and the National Securities Clearing Corporation.

The Company self clears and handles its transactions through the facilities of the National Securities Clearing Corporation, the Depository Trust Company, and Lakeside Bank.

Substantially all of the customer securities are held at the Depository Trust Company. Treasury securities that are FED book entry eligible are held at Lakeside Bank.

*Basis of Accounting*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

*Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

*Commissions*

Commissions are recorded when earned which is normally on a settlement date basis adjusted for trade date, if material.

*Administrative Fees*

Administrative fees primarily from a related party, are recorded as revenue when the services are complete, revenues are earned and collection is determined as reasonably assured.

*Cash and Cash Equivalents*

The Company has defined cash and cash equivalents to be highly liquid investments, with original maturities of less than three months at the time of purchase.

*Cash Segregated Under Federal Regulations*

Cash of $20,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

**1. Nature of Operations and Summary of Significant Accounting Policies (Continued)**

*Securities Owned*

Securities owned are reported at fair value with the resulting realized difference between cost and fair value included in gains or losses on the statement of operations. Fair value fluctuations of securities maintained by the company are adjusted monthly with the resulting unrealized appreciation or depreciation included in gains or losses on the statement of operations.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses on a settlement date basis, adjusted for trade date basis, if material.

*Customer Payable*

Customer payable includes amounts due on security transactions that will be paid by the Company from the cash account segregated under federal regulation.

*Property and Equipment*

Property and equipment is stated at cost less accumulated depreciation. Gains and losses from sales or disposals of property and equipment are included in the statement of operations. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is computed under the straight-line method based on estimated useful lives of five years for all assets.

*Income Taxes*

The Company is organized as a C corporation and has adopted a calendar year period for purposes of income tax reporting. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. Significant judgements and estimates are required in the determination of income tax expense.

The provision for income taxes includes federal income taxes currently payable or refundable and the change in the deferred income taxes resulting from differences between the financial statement and tax basis of assets and liabilities during the year. State income taxes are included in other expenses in the statement of operations.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authorites. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of June 30, 2017. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months.

## 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

*Income Taxes (Continued)*

However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, compliance with U.S. Federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended June 30, 2017. The Company files a Federal income tax return and a Connecticut State tax return. Generally, the Company is subject to income tax examinations by major taxing authorities during the three year period following the filing of the tax returns.

*Fair Value - Definition and Hierarchy*

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
>
> *Level 2* - Valuations based on inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly.
>
> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. The Company had no investments that would be categorized as Level 3 in the fair value hierarchy as of June 30, 2017.

### 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

*Fair Value - Valuation Techniques and Inputs*

Common Stocks

The fair value of the common stocks is the fair value based on quoted market prices, when available, or market prices provided by recognized broker dealers. Investments in securities are used for trading purposes. Gains and losses are recorded in earnings. Common stocks are generally categorized as Level 1 in the fair value hierarchy.

Corporate and Municipal Bonds

Corporate and municipal bonds are valued at the closing price reported on the principal exchange on which the individual securities are traded. Corporate and municipal bonds are generally categorized as Level 2 in the fair value hierarchy.

### 2. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets measured at fair value as of June 30, 2017:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common stocks | $ 674,529 | $ - | $ - | $ 674,529 |
| Corporate bonds | | $ 25,204 | | $ 25,204 |
| Short term investments - Money Market | $ 31,913 | $ - | $ - | $ 31,913 |
| Total | $ 706,442 | $ 25,204 | $ - | $ 731,646 |

### 3. Property and Equipment

Property and equipment consists of the following:

| | |
|---|---|
| Automobiles | $ 108,994 |
| Furniture, fixtures and equipment | 35,866 |
| Computers | 7,971 |
| | 152,831 |
| Less: accumulated depreciation | (81,848) |
| Net property and equipment | $ 70,983 |

Depreciation expense for the year ended June 30, 2017 was $ 8,525.

## 4. Commitments and Contingencies

The Company is committed under a month to month operating lease for office space at $5,444 per month.

Rent expense charged to operations for the year ended June 30, 2017 was $16,977 net of $42,900 received from an affiliated company. (See note 6)

## 5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At June 30, 2017, the Company had net capital of $1,152,492 which was $902,492 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was to 0.2 to 1.

The Company is subject to Rule 15c3-3 of the Securities and Exchange Commissions (Rule 15c3-3) which requires segregation of funds in a special reserve account for the exclusive benefit of customers. At June 30, 2017, the Company has segregated cash of $20,000 under Rule 15c3-3.

On July 3, 2017 the Company had $60,000 in the special reserve account, which was $4,700 in excess of the deposit requirement to satisfy the June 30, 2017 Rule 15c3-3 deposit requirement.

## 6. Related Party Transactions

The Company has entered into a shared services agreement (Agreement) with an affiliated company, Diamant Asset Management Inc. (the "Affiliate"), to provide management and administrative services. The Affiliate is registered with the SEC as a registered investment advisor. Pursuant to the Agreement, the Company receives payment of advisory fees that were earned by the Affiliate. In addition, the Company charges the Affiliate for administrative services and shared expenses. These amounts are included in administrative fees in the amount of $129,750 and in shared general and administrative expenses such as office and officers' salaries, automobile and transportation, communications, data processing, insurance, subscriptions, and other general expenses in the amount of approximately $451,000. The Affiliate was also charged $42,900 for rent, the receipt of which is included in net rent expense. As of June 30, 2017, the Company owed the Affiliate $171,870 which is net of the amount owed by the company to the the Affiliate.

The Company paid interest of $24,000 to the Company's stockholders as explained in Note 8.

## 7. Profit Sharing Retirement Plan

The Company has a qualified profit sharing plan whereby contributions are made at the discretion of the Board of Directors. The Company's Board of Directors can elect to have the Company contribute up to 15% of the total compensation of all eligible participants to the profit sharing plan. For the year ended June 30, 2017, the Company made a $69,000 contribution to the Plan of which $68,000 was reimbursed by the Affiliate.

## 8. Secured Demand Notes and Subordinated Borrowings

*Secured Demand Notes*

The Company has two non-interest bearing secured demand notes in the aggregate amount of $400,000, due from two stockholders. The secured demand notes mature on June 15, 2018 and are secured with marketable securities having a fair value of approximately $505,000.

**8. Secured Demand Notes and Subordinated Borrowings (Continued)**

*Subordinated Borrowings*

The Company has entered into subordinated borrowings, in the amount of $400,000, with its two stockholders. These agreements bear interest at the rate of 6% per annum and automatically renewed on June 15, to mature on June 15, 2018. Interest expense for the year ended June 30, 2017 was $24,000.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's Rule 15c3-1. The subordinated borrowings can be retired only if, after giving effect to such retirements, the Company meets the net capital requirements governing the withdrawal of subordinated debt. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. It is the Company's intention to renew the secured demand notes collateralizing the subordinated borrowings. The value of the collateral on the secured demand notes is in excess of the amount owed on the subordinated borrowings at June 30, 2017.

**9. Financial Instruments with Credit Risk and Other Off-Balance Sheet Risk**

At times during the year, cash and cash equivalents in certain bank accounts may have exceeded Federal Depository Insurance Corporation insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such counterparties.

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company conducts business with broker-dealers, clearing organizations and depositories that are located in the United States. The majority of the Company's transactions and, consequently, the concentration of its credit exposures, are with customers, broker-dealers and other financial institutions in the United States. These transactions result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations.

**10. Income Taxes**

The Company has current federal and state income taxes of $20,302 and $8,288, respectively.

**11. Loan Payable**

The company has a non interest bearing loan, payable in monthly principal installments of $636, secured by an automobile, maturing on February 2020.

Minimum principal repayments are as follows:

| | |
|---|---|
| 2018 | $7,632 |
| 2019 | $7,632 |
| 2020 | $4,736 |
| Total: | $20,000 |

### 12. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued, and has not identified any subsequent events that required adjustment to or disclosure in these financial statements.